Mail Stop 6010

								January 3, 2006


Robert L. Cashman
Director, President, and Chief Executive Officer
Smart Truck Systems, Inc.
22101 Alessandro Blvd.
Moreno Valley, CA. 92553

	Re:	Smart Truck Systems, Inc.
		Registration Statement on Form SB-2, Amendment 2
		Filed December 21, 2005
		File No. 333-128107

Dear Mr. Cashman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

Management`s Discussion and Analysis of Financial Conditions and
Results of Operations for the year ended June 30, 2005, page 15

1. We note your response to comment number 5 from our letter dated November 28, 2005 and your revised disclosure for your critical accounting estimates. Please expand your disclosure to include your critical accounting estimates for inventory and accounts receivables.
This disclosure should provide greater insight into the quality and variability of the information regarding the financial condition and operating performance. Specifically address whether you have established any allowances for either of these accounts.

Description of the Business

History, page 19

2. We note your response to comment 6.

* Where you discuss your order from the City of Honolulu on page
20,
please state the circumstances, if any, under which either party can
cancel all or part of the order prior to delivery.
* We note you state on page 20 that you have made $692,000 in sales to
the City of Honolulu.  Please revise your document to reconcile this
amount to the purchase price of $710,683.82 mentioned in section
3.1
of the agreement, which is filed as exhibit 10.3.
* Please state the amount of payments you have received from Honolulu to date, and state when the remainder is due.
* Recital B and Article 10 of exhibit 10.3 mention exhibits to the agreement. No exhibits appear to be filed. Please file the agreement in its entirety, including all exhibits, with your next amendment.

Auditor`s Report, page F-2

3. We note that the fourth paragraph of your auditors` report still references U.S. generally accepted accounting standards. We reissue comment 12 from our letter dated November 28, 2005 in its entirety.
Please revise your auditors` report to reference U.S. generally accepted accounting principles.

Statement of Shareholders` Equity, page F-5

4. We note that the sum of the individual additional paid in capital amounts and the total amounts do not agree to the balances in the table as of June 30, 2005. In addition, the Statement of Shareholders` Equity should show the balance at June 30, 2004.
Please
revise your financial statement accordingly.

Note 1 - Summary of Significant Accounting Policies, page F-8

5. We note your revised revenue recognition disclosure. We reissue
Comment 14 from our letter dated November 28, 2005 in its entirety.
Please include the expanded disclosure in the notes to your consolidated financial statements. In addition, please specifically address the criteria of revenue recognition listed in SAB Topic 13.A.1 for both the sale of truck bodies and parts and repair services.

Note 2 - Asset Purchase Agreement, page F-10

6. We note your response to comment 17 and the additional disclosure in Management`s Discussion and Analysis. Please confirm that the predecessor cost represents the depreciated GAAP predecessor cost and not just the original cost to the predecessor.

Note 4 - Related Parties, page F-11

7. We note in your unaudited consolidated financial statement for the quarterly period ended September 30, 2005 that you revised your treatment of the acquisition of the voting control of Homesmart.com to eliminate the goodwill you had previously recorded. Your related party disclosure in the footnotes to your consolidated financial statements for the period ended June 30, 2005 still references this goodwill. Please revise your disclosure for consistency. Also, please delete the goodwill line item on the Statements of Cash Flows on page F-6.

8. Please clarify how you accounted for the $250,000 credit for a cash payment upon the merger with Homesmart.com. Refer to "History" on page 20.

Statement of Shareholders` Equity, page FR-4

9. We note that the sum of the individual additional paid in capital amounts and the total amounts do not agree to the balances in the table as of June 30, 2005 and September 30, 2005. Please revise your financial statement accordingly.

Item 27. Index to Exhibits, page II-3

10. Please revise footnote (2) to the exhibit index so it states the filing date of the Form SB-2/A.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Dana Hartz at (202) 551-3648 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Dennis Brovarone
	Attorney and Counselor at Law
	18 Mountain Laurel Drive
	Littleton, Colorado 80127
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Robert L. Cashman
Smart Truck Systems, Inc.
January 3, 2006
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